SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

In the Matter of                          CERTIFICATE
Cinergy Corp. et al.                      OF
File No.  70-9015                         NOTIFICATION

(Public Utility Holding Company
Act of 1935)

     With reference to the transactions proposed in the Application-Declaration on Form U-1, as amended (the "Application"), in the above proceeding filed by Cinergy Corp. ("Cinergy") and certain of its subsidiary companies - namely, Cinergy Services, Inc. ("Cinergy Services"), Cinergy Investments, Inc. ("Cinergy Investments"), The Cincinnati Gas & Electric Company ("CG&E"), PSI Energy, Inc. ("PSI"), The Union Light, Heat and Power Company ("ULH&P"), Lawrenceburg Gas Company ("Lawrenceburg"), The West Harrison Gas and Electric Company ("West Harrison"), Miami Power Corp. ("Miami"), Tri-State Improvement Company ("Tri-State") and KO Transmission Company ("KO"; and, together with Cinergy and the aforementioned associate companies, the "Applicants") - and the Commission's order dated May 30, 1997 with respect thereto (Rel. No. 35-26723), Cinergy Services, on behalf of itself and the other Applicants, notifies the Commission that:

1. The following lists the maximum principal amount of external short-term borrowings - i.e., bank borrowings and/or commercial paper - at any time outstanding during the calendar quarter ended September 30, 1997 ("Third Quarter 1997") for the following companies: (a) CG&E - $226.6 million; (b) PSI - $291.5 million; (c) ULH&P - $0; (d) Lawrenceburg - $0; (e) West Harrison - $0; (f) Miami - $0; (g) Tri-State - $0; (h) KO - $0; and (i) Cinergy Services - $0.

2. With respect to the operation of the Cinergy system money pool during the Third Quarter 1997: (a) the average annual interest rate applicable to borrowings by participating companies was 5.77%; (b) the maximum principal amount of money pool borrowings incurred by the respective Applicants and outstanding at any time during the Third Quarter 1997 was as follows: (i) CG&E - $62.9 million, (ii) PSI - $34.3 million, (iii) ULH&P - $30.4 million, (iv) Lawrenceburg - $0.7 million, (v) West Harrison - $0, (vi) Miami - $0, (vii) Tri-State - $0, (viii) KO - $0, and (ix) Cinergy Services
- $34.6 million; and (c) the maximum principal amount of funds loaned through the money pool by the respective Applicants and outstanding at any time during the Third Quarter 1997 was as follows: (i) Cinergy - $14.4 million, (ii)CG&E - $48.7 million, (iii) PSI - $94.8 million, (iv) ULH&P - $0, (v)Lawrenceburg - $170,000, (vi) West Harrison - $0, (vii) Miami - $0,
(viii)Tri-State - $0, (ix) KO - $0, and (x) Cinergy Services - $0.

3. During the Third Quarter 1997, Cinergy issued five guarantees totaling $11 million; Cinergy Investments issued one guarantee in the amount of $10 million.

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                            S I G N A T U R E

    Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:       November 12, 1997

                                       CINERGY SERVICES, INC.


                                       By:  /s/ William L. Sheafer
                                            Vice President and Treasurer